EXHIBIT 99.1

Gildan Activewear Announces Board Refreshment to Support CEO Vince Tyra and Gildan’s Next Phase of Sustainable Growth

Board Refreshment Reflects Shareholder Feedback and Follows Browning West’s Failure to Constructively Engage as it Pursues a Needless and Wasteful Proxy Contest

Browning West is Attempting to Take Control of the Board and Company without Paying a Premium

-	Tim Hodgson, Lee Bird, Jane Craighead, Lynn Loewen, and Les Viner Appointed to the Board, effective May 1, 2024, to facilitate an orderly transition
-	Tim Hodgson to become Independent/Non-Executive Chair, effective May 1, 2024
-	Board Recommends the Election of Browning West Nominees Karen Stuckey and J.P. Towner
-	Board Provides Background on Refreshment Process and Update on Previously Communicated Sale Process
-	Directors Donald C. Berg, Maryse Bertrand, Shirley Cunningham, Charles Herington, and Craig Leavitt to Depart the Board, effective May 1, 2024
-	Directors Luc Jobin and Chris Shackelton to Not Stand for Re-election at 2024 Annual Meeting

Montreal, April 22, 2024 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced a refreshed Board of Directors that has been thoughtfully constructed based on extensive shareholder engagement. The new Board will guide the Company’s next phase of growth under the leadership of President and Chief Executive Officer Vince Tyra and ensure the previously announced sale process is conducted in a manner that will benefit all shareholders of Gildan.

The Company is pleased to announce that its Board of Directors has appointed Timothy (Tim) Hodgson, former Special Advisor to Governor Carney at the Bank of Canada and former CEO of Goldman Sachs Canada, Lewis L. (Lee) Bird III, former Chairman and Chief Executive Officer of At Home Group Inc., Jane Craighead, former Senior Vice President Global Human Resources at Scotiabank, Lynn Loewen, former President of Minogue Medical Inc., and Les Viner, former Managing Partner of Torys LLP, as independent directors of the Board, effective May 1, 2024. The five new directors take the seats of Directors Donald C. Berg, Maryse Bertrand, Shirley Cunningham, Charles Herington, and Craig Leavitt. The Board decided that near-term board refreshment was in the best interests of Gildan. To facilitate a smooth transition process at this important junction, the new directors have been recent observers to the Board.

In addition, Luc Jobin and Chris Shackelton, members of the Special Committee supervising the ongoing sale process, will continue in their roles to help transition the Special Committee to the refreshed Board.

They have informed the Board that they will not stand for re-election at the Company’s 2024 Annual Meeting and will retire after the Annual Meeting. The Board recommends that shareholders vote for the elections of Karen Stuckey and J.P. Towner, who have been nominated by a shareholder, Browning West. The Board requested to interview all of Browning West’s candidates, but that request was declined. It was clear to the Board during deliberations, through prior consideration of potential candidates for board refreshment, and feedback received from shareholders and other stakeholders of the Company, that Karen Stuckey and J.P. Towner would be additive to the Board as Gildan pursues its growth agenda. The Board does not believe that the rest of Browning West’s slate offers an increase in expertise or experience to Gildan’s business, and accordingly, they do not represent the best mix of Director candidates.

The Board unanimously recommends and it is expected that the new Board as it will be constituted on May 1, 2024 will appoint Tim Hodgson as Independent / Non-Executive Chair, effective that day. With these changes, the Company’s recommended slate of Director candidates for the 2024 Annual Meeting will include the following individuals:

•	Tim Hodgson, Independent / Non-Executive Chair
•	Lee Bird
•	Dhaval Buch
•	Marc Caira
•	Jane Craighead
•	Sharon Driscoll
•	Lynn Loewen
•	Anne Martin-Vachon
•	Vincent (Vince) J. Tyra, President & CEO
•	Les Viner
•	Karen Stuckey – recommended Browning West nominee
•	J.P. Towner – recommended Browning West nominee

These individuals are highly qualified. The Company’s nominees have been thoughtfully selected to serve on the Board of Directors following a robust recruitment process, including the hiring of an independent search firm, and extensive shareholder engagement. The Board possesses strong business and core industry experience and deep expertise in key functional areas, such as corporate governance, legal, ESG, and HR, which are needed to oversee Gildan in its next phase of growth.

“I look forward to working with this highly qualified Board and management team to realize the full benefits of Vince’s ambitious yet realistic plan to drive growth by enhancing the Gildan Sustainable Growth strategy,” said Tim Hodgson, incoming Chair of Gildan. “The refreshed Board and I fully believe in Vince and his talented team as well as Gildan’s leading market position and growth prospects. Rest assured, I and every member of the Board and management team will continue to work tirelessly on behalf of all Gildan shareholders to ensure value is being maximized.”

“I am excited to lead Gildan forward with Tim and this world-class, reconstituted Board, and look forward to leveraging their deep, varied expertise and strengths as we aim to build value together through thoughtful execution and sustainable growth,” said Vince Tyra, President and Chief Executive Officer of Gildan.

In addition, the previously disclosed Support Agreement entered between Gildan and Coliseum Capital Management, LLC (“Coliseum”) on December 17, 2023, remains in effect. Mr. Shackelton has been valuable in helping to stabilize the Company, evaluate opportunities for future growth, and ensure Gildan has the right long-term strategy and best possible Board in place. Coliseum intends to vote in favor of Gildan’s recommended slate of Director candidates at the 2024 Annual Meeting.

“Gildan is a great business with several compelling strategic paths available for continued value creation, and I am encouraged by the Company’s focus and performance at this pivotal point in its evolution. I am confident that the refreshed board has the right skills, commitment, and character to forge a bright future for the benefit of all shareholders,” said Chris Shackelton, Co-Founder and Managing Partner of Coliseum Capital Management.

Background on Refreshment Process

In connection with today’s news, the Board provided additional background on the refreshment process:

“Over the past five months, Gildan’s Board has engaged with, welcomed and sought out the views of the Company’s shareholders including Browning West and their supporters. Our first choice has always been to resolve this unnecessary proxy contest in a mutually agreeable manner that benefits all shareholders of Gildan. Throughout this process, the Board has sought to maintain open lines of communication with Browning West, including discussing numerous settlement possibilities that balance Browning West’s interests with those of Gildan’s broader shareholder base. The Board and management team have held 87 meetings with shareholders, including multiple meetings with Gildan’s top 25 shareholders and those who Browning West has deemed as supportive.

Through that engagement, it was evident that there was not unanimous support for the Browning West nominees – even amongst those who Browning West counts publicly as supportive. Specifically, there was concern about Mr. Chamandy returning to the Company, that the nominees were selected by Browning West without input from other shareholders, and about providing Browning West with unchecked control of the Company. It became clear that the type of board that shareholders wanted to see moving forward was a board that balanced fresh perspectives with historic knowledge; previous board experience with a focus on governance, industry, and manufacturing experience; and one that was responsive to the views of shareholders.

With this significant input from shareholders, the Corporate Governance and Social Responsibility Committee, which included members who were not targeted by Browning West, conducted an extensive recruitment process with the assistance of an external independent recruitment firm. Our slate strikes a balance between ensuring the Board retains historical continuity during a period of transition and provides fresh perspectives to ensure it continues to serve its important oversight function on behalf of all shareholders.

In Browning West’s rush to get the board they wanted – and in their unwillingness to engage constructively – they overlooked one obvious fact that underscores how needless their actions of the last four months have been: The Board has always been open to and pursued proactive refreshment to ensure the right balance of fresh perspectives and historical continuity. This includes a regular pattern of planned refreshment. If this is about governance and expertise required for the future success of the company, as Browning West asserts, then they should have no problem supporting this board. But if this is about putting their interests first and getting the board they picked with no checks and balances as shareholders have expressed concern about, then they will continue to drive forward with the slate they, not other shareholders, have picked.

The new Board greatly appreciates the support and leadership that Donald, Maryse, Shirley, Luc, Charles, Craig, and Chris provided Gildan and wish them the best.”

Update on Sale Process

The Board also provided an update today on its previously communicated sale process in response to the receipt of a confidential non-binding expression of interest to acquire Gildan:

“There continues to be external interest in acquiring the Company and the process is ongoing. Due to the timing of the upcoming Annual Meeting, which the Board is fully committed to hold on May 28, as originally planned, we do not expect to make any further announcements on the potential sale process before then. We are confident that with the stability resulting from the resolution of the contested directors’ election issue at the Annual Meeting, the newly reconstituted Board that we are recommending to our shareholders will, if elected, pursue their fiduciary duties by reviewing such external interest and assessing it against the Company’s future plans.”

Gildan intends to file by April 29, 2024 its management proxy circular with the Canadian securities regulatory authorities on SEDAR+ in connection with its upcoming 2024 Annual Meeting to be held on May 28, 2024.

About Tim Hodgson

Tim Hodgson has a long and distinguished leadership career in asset management, finance, and public service. Tim was Special Advisor to Governor Carney at the Bank of Canada and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, after having risen through various positions within the international investment bank’s New York, London, Silicon Valley, and Toronto offices. Tim has more than 15 years of board experience spanning several sectors. He currently serves as Chair of Hydro One, a TSX 60 company and Canada’s largest publicly traded electricity transmission and distribution service provider. He also serves as Chair of the Canadian Investment Regulatory Organization, Vice Chair of the Investments Committee of the Ontario Teacher’s Pension Plan and on the board of the Property and Casualty Insurance Compensation Corporation. Tim most recently served as Managing Partner and Director of Alignvest Management Corporation, a Canadian-based private equity investment firm. His prior board directorships include Dialogue Health Technologies, PSP Investments, Sagicor Financial Company, MEG Energy, the Ivey School of Business at Western University, and Bridgepoint Health. He is a Fellow of

the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

About Lee Bird

Lee Bird brings to the Gildan board deep leadership experience and relevant industry expertise. He most recently served as Chairman and CEO of At Home Group Inc., a US-based retailer. Prior to that, Bird served as Managing Director/Consumer Practice Leader of The Gores Group, a global private equity firm. Prior to this, Lee served as Group President of Nike Affiliates for Nike Inc., Chief Operating Officer of The Gap and Chief Financial Officer of Old Navy. Before his consumer/retail career, he held various strategic and financial leaderships roles at Gateway, Inc., Honeywell/AlliedSignal, Inc., and Ford Motor Company. He started his career as an Assistant Vice President & Commercial Loan Officer for BayBanks, Inc. Lee is currently on the Board of the Larry H. Miller Companies, the National Advisory Committee for the Marriott School of Business at Brigham Young University and is a member of the Ownership Advisory Group of the NHL Dallas Stars.

About Jane Craighead

Jane Craighead has over 20 years of experience with public companies, first as executive management and then as an independent corporate director. Jane is skilled in finance and accounting, human resource management including executive compensation, corporate governance, business strategy and change management. She most recently served as Senior Vice President Global Human Resources at Scotiabank. Prior to that, she served as Global Practice Leader, Total Rewards of Rio Tinto, as well as a similar role at Alcan. She is currently a member of the Board of Directors of Crombie Real Estate Investment Trust where she is a member of the Human Resources Committee and Chair of the Governance and Nominating Committee, of Wajax Corporation where she is a member of the Audit Committee and Chair of the Human Resources Committee, and of Telesat Corporation where she is a member of the Audit and Nominating and Governance committees and Chair of the Human Resources and Compensation Committee. Her prior board directorships include Jarislowsky Fraser Limited, Intertape Polymer Group Inc., Clearwater Seafoods Incorporated, and Park Lawn Corporation. Jane has a PhD in Management and is a Chartered Professional Accountant (CPA).

About Lynn Loewen

Lynn Loewen brings a wealth of valuable experience to the Board, particularly in executive leadership, governance, risk management, finance, technology, accounting and sustainability/ESG. She most recently served as President of Minogue Medical Inc., a Canada-based healthcare organization specializing in the delivery of innovative medical technologies to hospitals and medical clinics. Before Minogue, Lynn served as President of Expertech Network Installation Inc. Lynn has also held key positions with Bell Canada Enterprises including Vice President of Finance Operations and Vice President of Financial Controls. Prior to this, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz. In addition, Lynn possesses extensive Board experience; she currently serves as a member of the Board of Directors and Chair of the Audit Committee of National Bank of Canada, a Canadian Chartered Bank, and

a Director of Emera Incorporated, a TSX-listed multinational energy company. Lynn is the current Chancellor of Mount Allison University. She is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

About Les Viner

Les Viner is a lawyer, Chartered Professional Accountant (CPA), and seasoned business leader, bringing to the Board extensive experience in financial and strategic planning, change management, talent development, risk management, conflict resolution, business development and transaction execution. Les most recently served as a Senior Partner of Torys LLP, a leading international business law firm headquartered in Toronto. Before that, Les Viner served as Managing Partner of Torys, where he was responsible for the firm’s overall strategic direction and client focus, as well as for all professional and administrative matters. In this role, Les Viner led the transition from a single office, founder-led firm to a multi-office, professionally led firm, while developing and implementing a differentiated strategy which led to marketplace recognition and profitable growth. During his time at Torys, Les stepped in to serve as Interim General Counsel and Corporate Secretary of Canada Post Corporation, advising the Company’s Board and leading legal, compliance, and ESG functions. Prior to that, Les practiced corporate, securities and natural resources law with Macleod Dixon in Calgary, and international corporate and finance law with Allen & Overy in London, England. Les obtained his B.Comm. from University of Calgary, J.D. from University of Toronto, and LL.M. from Harvard University. Les Viner holds the Institute of Corporate Directors designation (ICD.D).

Caution Concerning Forward-Looking Statements

 Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies to achieve these objectives. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 (“FY2023 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in the FY2023 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-

looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Media inquiries:

Genevieve Gosselin

Director, Global Communications and Corporate Marketing

(514) 343-8814

ggosselin@gildan.com